

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 22, 2009

Mr. Bernard L. Han
Executive Vice President and Chief Financial Officer
DISH Network Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

> **RE:** **DISH Network Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-26176**

Dear Mr. Han:

We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 39

General

1.   Please discuss how the following items may impact current and future results:

- changes in credit lines;
- credit availability;
- parties with which you have credit lines;
- whether existing credit lines have matured or been called;
- whether backup credit lines remain available;

- the ability to raise capital in a realistic evaluation of your current financial situation, current credit ratings, and debt covenants; and,
- license impairments.

Please provide us with your proposed disclosures.

2. Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009. Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

- Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determines that it is not reasonably likely to occur, no disclosure is required; and,

- If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant's financial condition or results of operations is not reasonably likely to occur. Please note that "reasonably likely" is a lower threshold than "more likely than not" but a higher threshold than "remote." The concept of "reasonably likely" is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your quantified schedule and discussion:

- The loss of 102,000 net subscribers in 2008;
- The loss of the ATT arrangement;
- The spin-off of assets to Echostar and the higher fees you will pay to access assets or receive certain services;
- The impact of changes in customer services and plans, including incentives;
- Further reductions in your traditional satellite business as other avenues for   similar services become available from different providers;
- The cost of implementing the new services as well as other critical strategic   moves;
- Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
- If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and

- To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

Please provide us with your proposed disclosures.

Executive Summary

Overview, page 39

3.   Please address the concern that you raise in the last paragraph of page 40 regarding having less flexibility to invest in your business, pursue strategic investments, prepay debt or buy back your own stock. Please discuss your realistic plan to ameliorate this limitation. Please provide us with your proposed disclosures.

Explanation of Key Metrics and Other Items, page 42

DISH Network subscribers, page 43

4.   Show the actual subscribers and not your estimation of the number of subscribers represented by commercial accounts. You may show your estimations as separate calculations that are clearly labeled as supplementary data.

Results of Operations, page 44

5.   In future filings, provide an overview in the beginning of this section to provide your readers with an assessment of your results of operations for the periods presented and whether you expect the trends presented in your reported results to continue, and how any related uncertainties, including those associated with the current economy, are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations.

6.   Your discussion regarding results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. You should address the underlying reasons for changes in the price versus volume mix. For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in MD&A should not stop once it identifies the price and volume components. In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed rather than simply enumerated. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics.

Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely use the Spin-Off for a blanket cause of a change but rather its impact should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed. Please provide us with your proposed disclosures.

Liquidity and Capital Resources, page 54

7.   As presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. In future filings, revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear view of your liquidity and capital resource needs as seen through the eyes of management. In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that contribute to uncertainties or variability in your cash flows. Refer to Section IV of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Other Liquidity Items, page 56

700 MHz Spectrum, page 56

8.   Please discuss the funds that will be required to satisfy FCC build-out requirements by 2013. Also discuss why these licenses were purchased and how it will impact your future business.

Obligations and Future Capital Requirements, page 58

9.   Combine the two tables showing future maturities of debt and contractual obligations as well as interest expense, the projected tax liabilities and any other known cash requirements. Compare the total with projected cash flow from operations for 2009 based on 2008 and modified for churn and loss of the AT&T arrangement. Please discuss your plan for meeting any shortfall which you have probably addressed in formulating your budgets for 2009.

Satellite-Related Obligations, page 59

10.   Please tell us and disclose your estimate of the cost for the launch of the second satellite and the year that you anticipate incurring the cost.

Future Capital Requirements, page 60

11.   Please disclose the nature and amounts of your discretionary and non-discretionary
       expected capital expenditures for 2009.

12.   Please discuss in detail and provide a detailed quantifiable analysis supporting your
       conclusions how you will fund future requirements discussed in the first sentence of this
       section. Please be realistic in light of the current economic situation and temper your
       conclusions with a candid assessment of your prospects considering your current credit
       ratings. If one of your solutions is additional borrowing, factor into your analysis the
       projected interest rate on future borrowings as well as debt repayment. Please provide us
       with your proposed disclosures.

Critical Accounting Estimates

13.   Please note that an accounting estimate is recognized as a "critical accounting estimate" if:

       •   the accounting estimate requires you to make assumptions about matters that are
           highly uncertain at the time the accounting estimate is made; and

       •   different estimates that the company reasonably could have used in the current
           period, or changes in the accounting estimate that are reasonably likely to occur
           from period to period, would have a material impact on the presentation of your
           financial condition, changes in financial condition or results of operations.

       To inform investors of each critical accounting estimate and to place it the context of the
       company's financial condition, changes in financial condition and results of operations,
       the following information is required:

       •   A discussion that identifies and describes the estimate, the methodology used,
           certain assumptions and reasonably likely changes;

       •   An explanation of the significance of the accounting estimate to your financial
           condition, changes in financial condition and results of operations and, where
           material, an identification of the line items in the your financial statements
           affected by the accounting estimate;

       •   A quantitative discussion of changes in line items in the financial statements and
           overall financial performance if you were to assume that the accounting estimate
           were changed, either by using reasonably possible near-term changes in certain
           assumption(s) underlying the accounting estimate or by using the reasonably
           possible range of the accounting estimate;

- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

Please provide us with your proposed disclosures.

14. We note that FCC authorizations accounted for more than 21% of total assets as of December 31, 2008. Please tell us and disclose when you performed your annual impairment test and concluded that these authorizations were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of the FCC authorizations balance, we expect robust and comprehensive disclosure in your critical accounting estimates regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your FCC authorizations. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review your FCC authorizations for recoverability.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

    1) the discount rates for each unit of accounting and how those discount rates were determined, including your consideration of any market risk premiums,

    2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

    3) the method you used for isolating the cash flows associated with the intangible asset.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

- Further, disclose any changes to your units of accounting or allocations of FCC authorizations by unit of accounting and the reasons for such changes.

- If you determined that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose both the carrying value and the fair value for this unit of accounting. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes.

- For units of accounting for which the fair value exceeded the carrying value by a significant amount, provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

Please provide us with your proposed disclosures. For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

15. We note that you utilize various inputs to determine the fair value of certain auction rate and mortgage backed securities (determined under Level 2 and/or Level 3 of the fair value hierarchy). Please provide us with a more detailed description of the models. Provide us with a detailed description of the inputs (for example, the discount rates used) and information used to develop those inputs for your models. Tell us how your approach complies with paragraph 30 and the related appendices of SFAS 157. Further, please address the following:

- Since the securities are considered illiquid, tell us the amount of the liquidity discount assigned to such securities, if any, and your basis for that discount. If a liquidity discount was not assigned, tell us why.

- Describe your assumptions about risk.

- Regarding your ability to hold the auction rate securities and mortgage backed securities, your ability to hold them for an extended period of time should not impact the fair value determination. However, your disclosure is unclear as to whether this was one of the assumptions used to determine the valuation. Please advise.

Please revise your disclosures in critical accounting policies to include a detailed discussion of your accounting policy. Further, provide a sensitivity analysis of your assumptions based upon reasonably likely changes. For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-10

16.   We note the reclassification that was made for variable rate demand notes. Please tell us
        why you have not restated your financial statements to reflect this correction of an error.

5. Marketable Investment Securities, Restricted Cash and Other Investment Securities

Marketable Investment Securities

Current Marketable Investment Securities--VRDNs, page F-19

17.   Show us how the securities can be liquidated on the same day or on a five business day
        settlement basis in the current economic environment. Provide us with more detail as to
        the names of the borrowers.

Noncurrent Marketable Investment Securities—ARS and MBS, page F-19

18.   Given your current financial condition, please show us how you have the ability to hold
        these until maturity.

6. Inventories, page F-23

19.   We note the $426,671 balance in inventory at December 31, 2008. Tell us how many
        months you have on hand and how this inventory relates to your plans to implement new
        products and services in the near future.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. Please furnish a letter that
keys your responses to our comments and provides any requested information. Detail letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all

Mr. Bernard L. Han
DISH Network Corporation
April 22, 2009
Page 9

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director